AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 21, 2013.

                                                              FILE NO. 812-14143

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                IN THE MATTER OF

                                  THE KP FUNDS

                                      AND

                             CALLAN ASSOCIATES INC.

     FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(A) OF THE ACT AND RULE 18F-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS
                         UNDER VARIOUS RULES AND FORMS

PLEASE DIRECT ALL WRITTEN OR ORAL COMMUNICATIONS CONCERNING THIS APPLICATION
TO:

                                Michael Beattie
                                SEI Investments
                            One Freedom Valley Drive
                                 Oaks, PA 19456

                                WITH COPIES TO:

                                Timothy W. Levin
                          Morgan, Lewis & Bockius LLP
                               1701 Market Street
                             Philadelphia, PA 19103

          This Application (including exhibits) consists of 24 pages.


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                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

--------------------------------------------------------------------------------
IN THE MATTER OF                     FIRST AMENDED AND RESTATED APPLICATION
The KP Funds                         PURSUANT TO SECTION 6(c) OF THE INVESTMENT
Callan Associates Inc.               COMPANY ACT OF 1940 FOR AN ORDER OF
                                     EXEMPTION FROM SECTION 15(a) OF THE ACT AND
Investment Company Act of 1940       RULE 18f-2 UNDER THE ACT AND FROM CERTAIN
File No. 812-14143                   DISCLOSURE REQUIREMENTS UNDER VARIOUS
                                     RULES AND FORMS
--------------------------------------------------------------------------------

I.        INTRODUCTION

          The KP Funds (the "Trust") and Callan Associates Inc. ("Callan") (collectively, the "Applicants") hereby submit this application (the "Application") to the Securities and Exchange Commission (the "Commission") for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"). Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit an Advisor (as defined below), subject to the approval of the board of trustees of the Trust (the "Board"), to do the following without obtaining shareholder approval: (a) select certain wholly-owned and unaffiliated investment subadvisors (each, a "Subadvisor") to manage all or a portion of the assets of a Fund (as defined below)(1) pursuant to an investment subadvisory agreement with a Subadvisor (each, a "Subadvisory Agreement" and together the "Subadvisory Agreements") and (b) materially amend Subadvisory Agreements with the Subadvisors.

          As used herein, a Subadvisor for a Fund is (1) an indirect or direct "wholly-owned subsidiary" (as such term is defined in the 1940 Act) of the Advisor for that Fund, or (2) a sister company of the Advisor for that Fund that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Advisor (each of (1) and (2) a "Wholly-Owned Subadvisor" and collectively, the "Wholly-Owned Subadvisors"), or (3) an investment subadvisor for that Fund that is not an "affiliated person" (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Fund or the Advisor, except to the extent that an affiliation arises solely because the subadvisor serves as a subadvisor to one or more Funds (each, a "Non-Affiliated Subadvisor" and collectively, the "Non-Affiliated Subadvisors").(2)


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(1)  Applicants request that the exemptive relief sought hereby apply to the
     Applicants as well as any existing or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by Callan, including any entity controlling, controlled by or under common control with Callan or its successors (Callan and each such entity, respectively, an "Advisor"); (b) uses the manager of managers structure ("Manager of Managers Structure") described in this Application; and (c) complies with the terms and conditions of this Application (any such series or investment company, a "Fund" and collectively, the "Funds"). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant. The term "Board" also includes the board of directors/trustees of a future Fund. If the name of any Fund contains the name of a Subadvisor (as defined herein), the name of the Advisor that serves as the primary adviser to the Fund will precede the name of the Subadvisor. For purposes of the requested order, "successor" is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

(2) Section 2(a)(43) of the 1940 Act defines "wholly-owned subsidiary" of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.


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          Applicants also apply for an order of the Commission under Section
6(c) exempting a Fund from certain disclosure obligations under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"); and (3) certain financial statement disclosure requirements of Sections 6-07(2)(a), (b) and (c) of Regulation S-X under the Securities Act of 1933, as amended (the "1933 Act") (which may be deemed to require various disclosures regarding sub-advisory fees paid to Subadvisors).(3)

          Applicants are seeking this exemption to enable an Advisor and the Board to obtain for a Fund the services of one or more Non-Affiliated Subadvisors or Wholly-Owned Subadvisors believed by the Board and the Advisor to be particularly well-suited to manage all or a portion of the assets of the Fund pursuant to each Subadvisor's investment style without the delay and expense of convening a special meeting of shareholders. Under the Manager of Managers Structure, an Advisor will evaluate, allocate assets to, and oversee the Subadvisors, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

          The requested exemptions will also permit an Advisor to make material amendments to Subadvisory Agreements with Non-Affiliated Subadvisors or Wholly-Owned Subadvisors believed by the Advisor and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose. Applicants believe that without this relief, a Fund may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements with Non-Affiliated Subadvisors or Wholly-Owned Subadvisors considered appropriate by the Advisor and the Board. Shareholder approval will continue to be required for any other subadvisor change (not otherwise permitted by rule or other action of the Commission or its staff) and material amendments to an existing Subadvisory Agreement with any subadvisor other than a Non-Affiliated Subadvisor or a Wholly-Owned Subadvisor (all such changes referred to as "Ineligible Subadvisor Changes").

II.       BACKGROUND

          A. The Trust

          The Trust was organized as a Massachusetts voluntary association (commonly known as a business trust) on March 25, 2013. The Trust is registered as an open-end management investment company under the 1940 Act. The Trust's Board is composed of a majority of Independent Trustees (as defined below). The Trust is organized as a series trust and has registered with the Commission fourteen series, which will be advised by Callan. Exhibit C to this Application identifies each current series of the Trust. Exhibit D to this Application identifies those series of the Trust that currently intend to rely on the requested order and are, therefore, Funds under this Application.

          B. Callan and other Advisors

          Callan is a corporation organized under the laws of the State of California. Callan is registered, and any other Advisor is or will be registered, as an investment advisor under the Investment Advisers


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(3)  The requested relief set forth in this Application will not extend to any subadvisor, other than a Wholly-Owned Subadvisor, that is an "affiliated person," as such term is defined in Section 2(a)(3) of the 1940 Act, of a Fund, the Trust or the Advisor other than by reason of serving as subadvisor to one or more of the Funds (each, an "Affiliated Subadvisor," and collectively "Affiliated Subadvisors").


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Act of 1940, as amended (the "Advisers Act"). Callan serves as the Advisor of
The KP Funds and Callan or another Advisor will serve as investment advisor to any future Funds.

          In the future, Callan may maintain an asset management presence through direct and indirect, wholly-owned subsidiaries. Each of these asset management operations will generally have its own personnel and resources, including portfolio managers and analysts, and offer specialized asset management services to Callan clients, including in some instances, the Funds.

          Each Fund will enter into an investment advisory agreement with an Advisor (the "Advisory Agreement"), and such Advisory Agreement will be approved by the Board, including a majority of the Trustees who are not "interested persons," (as defined in Section 2(a)(19) of the 1940 Act) of the Trust, the Fund or the Advisor (the "Independent Trustees"), and the Fund's initial sole shareholder.(4) The terms of the Advisory Agreement will comply with Section 15(a) of the 1940 Act. Under the terms of the Advisory Agreement, and subject to the authority of the Board, the Advisor is responsible for the overall management of a Fund's business affairs and selecting the Fund's investments according to the Fund's investment objectives, policies, and restrictions. In addition, pursuant to the Advisory Agreement, the Advisor may retain one or more Subadvisors for the purpose of managing the investment of the assets of the Funds.

          For the investment advisory services that it provides to a Fund, the Advisor receives the fee specified in the Advisory Agreement from the Fund based on the Fund's average daily net assets.

          Callan's Advisory Agreement has been approved by the Trust's Board, including a majority of Independent Trustees, and, prior to the date when shares of a Fund are first offered to the public, will be approved by the initial shareholder of the Fund in the manner required by Sections 15(a) and
(c) of the 1940 Act and Rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to any Advisory Agreement.

          C. The Subadvisors

          Consistent with the terms of the Advisory Agreement, the Advisor will select and enter into separate Subadvisory Agreements with one or more Subadvisors to provide for the day-to-day management of the assets of the Funds.(5) Under each Subadvisory Agreement, the Advisor will delegate portfolio management discretion to a Subadvisor with respect to all or a portion of a Fund's portfolio, subject to the supervision of the Advisor and the Board. Under its Subadvisory Agreement with an Advisor, each Subadvisor will be obligated, among other things, to assist the Advisor in maintaining a Fund's compliance with its investment objectives, policies and restrictions as well as applicable provisions of the 1940 Act and other applicable regulations, to maintain documentation required to be retained pursuant to the 1940 Act and/or the Advisers Act relevant to investment management services rendered by the Subadvisor to the Fund, and to provide periodic reporting to the Board regarding the performance of that portion of the Fund for which the Subadvisor renders investment management services. The number of Subadvisors employed by a Fund could change over time.

          Each Subadvisory Agreement will be approved by the Board, including by a majority of the Independent Trustees, and the initial shareholder of the Fund in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act. If the requested relief is granted, approval by the shareholders of the Fund will not be sought or obtained. In addition, the terms of the Subadvisory Agreements will comply fully with the requirements of
Section 15(a) of the 1940 Act. Each Subadvisor


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(4)  "Advisory Agreement" includes advisory agreements with an Advisor for a
     Fund and any future Funds.

(5) As of the date of this Application, the Trust's Board, including a majority of the Independent Trustees, has approved Subadvisory Agreements with the Subadvisors identified on Exhibit D. Under the terms of the Advisory Agreement, the Advisor will also have the authority to manage the assets of any Fund directly.


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to a Fund is or will be an "investment adviser" as defined in Section
2(a)(20)(B) of the 1940 Act and registered as an investment adviser under the Advisers Act or not subject to such registration.

          An Advisor will select Subadvisors based on the Advisor's evaluation of the Subadvisors' skills in managing assets pursuant to particular investment styles, and recommend their hiring to the Board. The Advisor will engage in an on-going analysis of the continued advisability of retaining these Subadvisors and make recommendations to the Board as needed. The Advisor will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with the Subadvisors, and will make recommendations to the Board as needed.

          Subject to approval by the Board and a majority of a Fund's outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of the Fund, including, in particular, the selection and supervision of the Subadvisors, will be vested in the Advisor, subject to general oversight and approval by the Board. Thus, the Advisor will supervise the management and investment programs and operations of the Fund and evaluate the abilities and performance of other asset management firms to identify appropriate Subadvisors for the Fund's various strategies. After a Subadvisor is selected, the Advisor will continuously supervise and monitor the Subadvisor's performance and periodically recommend to the Board which Subadvisors should be retained or released.

          The Advisor, under the Advisory Agreement and Subadvisory Agreements, will employ Subadvisors for a Fund. The Advisor will select, monitor and evaluate Subadvisors for a Fund based primarily upon research, quantitative and qualitative analysis of a Subadvisor's skills and investment results in managing assets for specific asset classes, investment styles and strategies. The Advisor will allocate and, when appropriate, reallocate the Fund's assets among Subadvisors. Each Subadvisor will have discretionary authority to invest the Fund's assets assigned to it. Each Advisor intends to achieve a Fund's investment objective by selecting one or more separate Subadvisors to implement distinct strategies for the Fund, based upon the Advisor's evaluation of each Subadvisor's expertise and performance in managing the Fund's assets. The Advisor will monitor each Subadvisor for the Fund for compliance with the Fund's specific investment objectives, policies and strategies. In addition, an Advisor may manage a portion of the assets of a Fund itself pursuant to the Fund's investment strategy and the terms of the Advisory Agreement.

            A Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section V below.(6) The Fund's prospectus will at all times contain the disclosure required by condition 2 set out in
Section V below.

            For the investment advisory services they provide to a Fund, each Subadvisor will receive fees from the Advisor or the Fund, calculated at an annual rate based on the average daily net assets of the portion of the Fund managed by that Subadvisor. Each Subadvisor will bear its own expenses of providing subadvisory services to the Funds. The Wholly-Owned Subadvisors will generally have their own employees that would provide investment services to the Funds. Where an Advisor is responsible for paying subadvisory fees to the Subadvisors, the Advisor will compensate the Subadvisors out of the fee paid to the Advisor under the Advisory Agreement; in other words, such Subadvisors will be compensated by the Advisor out of the advisory fees the Advisor receives pursuant to the Advisory


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(6)  A Fund will be required to obtain shareholder approval of the Manager of
     Managers Structure before relying on the order requested in this Application. If a Fund obtains shareholder approval of the Manager of Managers Structure prior to the requested order being granted, the Fund's prospectus will disclose at all times following that approval the potential existence, substance and effect of the requested order and the other disclosures provided for in condition 2 below.


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Agreement (or out of the Advisor's other assets) and not by the Funds directly.
In the alternative, Funds will be responsible for paying subadvisory fees directly to Subadvisors. To the extent a Fund pays subadvisory fees directly from its assets, any changes to a Subadvisory Agreement that would result in an increase in the total management and advisory fees payable by the Fund will be required to be approved by the shareholders of that Fund.

III.      APPLICABLE LAW

          A. Shareholder Voting

          Section 15(a) of the 1940 Act provides in relevant part that:

               It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.....

          Rule 18f-2 under the 1940 Act provides in relevant part that:

               (c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.....

          Rule 18f-2 further provides that:

               (c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

          Section 2(a)(20) of the 1940 Act defines an "investment adviser" as the following:

               "Investment adviser" of an investment company means (A) any person..... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities..... and (B)
               any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A).

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          Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company. Accordingly, the Subadvisors are deemed to be within the statutory definition of an "investment adviser," and the Subadvisory Agreements between an Advisor and each Subadvisor are subject to Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement. Therefore, without the exemption applied for herein, a Fund: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadvisor; and (b) would be prohibited from continuing the employment of an existing Subadvisor whose contract had been assigned as a result of a change in "control," unless the Advisor and the Fund were to incur the costs of convening a special meeting of the Fund's shareholders to approve the Subadvisor's selection and/or the change in the Subadvisory Agreement.

          Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a "change in actual control or management of the investment adviser" to a registered investment company. The Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Wholly-Owned Subadvisors (or make material changes to a Subadvisory Agreement with a Wholly-Owned Subadvisor). Therefore, in certain instances appointing certain Wholly-Owned Subadvisors (or making material changes to a Subadvisory Agreement with a Wholly-Owned Subadvisor) could be viewed as a change in management and, as a result, an "assignment" within the meaning of the 1940 Act.

          B. Disclosure of Subadvisor Fees

          The following provisions of the federal securities laws and rules thereunder have the effect of requiring a Fund to disclose the fees paid by the Fund to an Advisor and, if any, each of the Subadvisors:

                    1. Form N-1A is the registration statement used by open-end management investment companies. Item 19(a)(3) of Form N-1A requires that the Fund set forth in its statement of additional information ("SAI") with respect to each investment adviser the method of calculating the advisory fee payable by the Fund, including the total dollar amounts paid to each adviser by the Fund for the last three fiscal years.

                    2. Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the 1934 Act. Subparagraphs (c)(1)(ii) and (c)(1)(iii) of Item 22 of
Schedule 14A and paragraphs (c)(8) and (c)(9) of Item 22 of Schedule 14A, taken together, require that a proxy statement for a shareholder meeting at which an advisory contract is to be voted upon include, among other information, the "rate of compensation of the investment adviser" and the "aggregate amount of the investment adviser's fees." These items require a Fund to disclose, in proxy statements relating to shareholder meetings called for the purpose of voting on an Advisory Agreement or a Subadvisory Agreement, the fees paid to the Subadvisors and, if a change in fees is proposed, the existing and proposed rate schedule for management fees and advisory fees paid to the Advisor and Subadvisors.

            More specifically, Item 22 of Schedule 14A under the 1934 Act, through the application of Rule 20a-1, sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of
Schedule 14A requires a proxy statement of a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, "including the rate of compensation of the investment adviser." Item 22(c)(1)(iii) of Schedule 14A requires a description of the "aggregate amount of the investment adviser's fees and the amount and purpose of any other material payments by a Fund to the investment adviser, or any affiliated person of the investment adviser." Item 22(c)(8) of Schedule 14A requires a description of "the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an existing investment advisory contract, the material differences between the current and proposed contract." Finally, Item 22(c)(9) of Schedule

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14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser's fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the differences between (i) and (ii) stated as a percentage of the amount stated in
(i).

                    3. Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Regulation S-X, Sections 6-07(2)(a), (b) and (c), which are applicable to a Fund because it is a registered investment company under the 1940 Act, may be deemed to require the Fund's financial statements to contain information concerning fees paid to the Subadvisors. An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure (as defined below). All other items required by Sections 6-07(2)(a), (b), and (c) of Regulation S-X will be disclosed.

          C.  General Exemptive Authority Under Section 6(c) of the 1940 Act

          Section 6(c) of the 1940 Act provides, in part, that:

              The Commission... by order upon application, may conditionally or unconditionally exempt any person... or any class or classes of persons... from any provisions of [the 1940 Act]... or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provision of [the 1940 Act].

IV.      REQUEST FOR EXEMPTIVE RELIEF

         A. Exemptions Requested

               1. Shareholder Voting Requirements

          For the reasons set forth below and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder that require an Advisor and a Fund to submit Subadvisory Agreements to the Fund's shareholders for approval prior to selecting a Subadvisor or materially amending a Subadvisory Agreement.

               2. Disclosure of Subadvisors' Fees

          Applicants further request, with respect to the disclosure of each Subadvisor's fees, exemptions from various provisions of the 1940 Act and the rules thereunder, as discussed more fully below, so that Applicants need only disclose in the Fund's registration statement, proxy statements, and financial statements required under Regulation S-X the "Aggregate Fee Disclosure," as defined below. Specifically, Applicants request the following relief with respect to disclosure of each Subadvisor's fees:

               a. Exemption from Item 19(a)(3) of Form N-1A, to the extent necessary to permit Applicants to disclose (both as a dollar amount and as a percentage of the respective Fund's net assets) in the Fund's registration statement only the Aggregate Fee Disclosure. For a Fund, "Aggregate Fee Disclosure" means: (i) aggregate fees paid to the Advisor and any Wholly-Owned Subadvisors; and (ii) aggregate fees paid to Non-Affiliated Subadvisors. The Aggregate Fee Disclosure for a Fund also will include separate disclosure of any subadvisory fees paid to any Affiliated Subadvisor.

               b. Exemption from Rule 20a-1 under the 1940 Act, including particularly the requirements of Schedule 14A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9), to the extent

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necessary to permit Applicants to disclose in a Fund's proxy statements only the Aggregate Fee Disclosure where required to provide disclosure in accordance with any of the above-described Items.

               c. Exemption from Regulation S-X, including particularly Sections 6-07(2)(a), (b) and (c), to the extent necessary to permit a Fund's financial statements to contain only the Aggregate Fee Disclosure.

          For the reasons set forth below, Applicants submit that the requested exemptions are in accordance with the standards of Section 6(c) of the 1940 Act.

          B. Shareholder Voting Requirements

            Applicants seek an exemption to permit a Fund and an Advisor to enter into and materially amend Subadvisory Agreements, subject to Board approval, but without obtaining shareholder approval under Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Applicants believe this relief should be granted because: (1) the Advisor either operates or intends to operate a Fund in a manner different from that of a traditional investment company and doing so is appropriate in the public interest and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act; and (2) Applicants will consent to a number of conditions that adequately address
Section 15(a) concerns, including conditions designed to ensure that shareholders' interests are adequately protected through Board oversight.

            The investment advisory arrangements for a Fund will be different from those of traditional investment companies. Under the traditional structure, the adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. With respect to a Fund, the Advisor will select, supervise and evaluate one or more Subadvisors to make the day-to-day investment decisions for the investment portfolio of the Fund (or portion thereof) in accordance with the investment program established for the Fund by the Advisor. This is a service that will add value to the investments of a Fund's shareholders because an Advisor will be able to select those Subadvisors who have distinguished themselves through successful performance in the market sectors in which the Fund invests.

            A Fund will hold itself out as an investment vehicle whereby investors look to the Advisor as a professional organization to evaluate, select and recommend to the Board the hiring of Subadvisors. Shareholders will rely on the Advisor's expertise to select one or more Subadvisors best suited to achieve the Fund's investment objectives. Those Subadvisors will, in turn, select and oversee the selection of portfolio investments. Under the Manager of Managers Structure, the selection or change in a Subadvisor will not be an event that significantly alters the nature of the shareholder's investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.(7)

            From the perspective of the shareholder, the role of the Subadvisors with respect to a Fund will be substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. Both the portfolio managers and the Subadvisors are concerned principally with the selection of portfolio investments in accordance with a Fund's investment objective and policies and have no significant supervisory, management or administrative responsibilities with respect to the Fund. Shareholders will rely on the Advisor's expertise to select one or more Subadvisors best suited to achieve the Fund's investment objectives. Shareholders will look to the Advisor when they have questions or concerns about the Fund's management or about the Fund's investment performance. Under the traditional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or changes in his or her compensation. There is no compelling policy reason why a Fund's shareholders should be required to approve the Subadvisors' relationships with the Fund,


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(7)  Protecting Investors: A Half-Century of Investment Company Regulation,
     Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).


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

any more than shareholders of a traditional investment company should approve its manager's change of a portfolio manager or revision of that portfolio manager's employment contract.

            Applicants seek exemptions from the shareholder approval provisions of Section 15 of the 1940 Act to enable a Fund to act immediately upon an Advisor's recommendations with respect to Subadvisors by eliminating the expense and time delay involved in seeking shareholder approval. The shareholders of a Fund rely on the Advisor to perform these selection and monitoring functions and to respond promptly to any significant change in the advisory services provided to the Fund.

            If the requested relief is not granted, when a new Subadvisor is retained by a Fund, the Fund's shareholders would be required to approve the Subadvisory Agreement with that Subadvisor. Similarly, if an existing Subadvisory Agreement of a Subadvisor is amended in any material respect (E.G., an increase in the subadvisory fee), approval by the shareholders of the affected Fund would be required. In addition, the Fund would be prohibited from continuing to retain an existing Subadvisor whose Subadvisory Agreement had been "assigned" as a result of a change of control of the Subadvisor unless shareholder approval was obtained. In all of these cases, the need for shareholder approval would require the Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund. This process is time-intensive, costly and slow and, in the case of a poorly performing Subadvisor or one whose management team has left, potentially harmful to the Fund and its shareholders.

            The ongoing consolidation in the investment management industry has led to an increase in the number of changes in "control" of investment advisers, such as the Subadvisors. Under Section 15(a) of the 1940 Act, these consolidation transactions may trigger the automatic termination provision of any subadvisory agreements that such advisers have with respect to an investment company, regardless of whether there is any change in the personnel that actually provide advisory services to such investment company. In the context presented here, requiring an Advisor and a Fund to obtain immediate and costly shareholder approval for every change in control of a Subadvisor would be unreasonably burdensome. In all of these cases, shareholder approval would require the Fund to call and hold a shareholder meeting, create and distribute proxy materials and solicit votes from shareholders on behalf of the affected Fund.

            A Fund's shareholders will be able to exercise control over their relationships with the Advisor, the party the shareholders will have chosen to hold accountable for investment results and related services. The requested relief will continue to provide significant protection for prospective shareholders comparable to the protection provided by Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. No Fund will rely on the order requested in this Application unless: (i) the operation of the Fund in the manner described in this Application has been approved by a majority of its outstanding voting securities or, in the case of a Fund that has not yet commenced operations, by its initial sole shareholder; and (ii) the nature of the Fund's investment management and investment advisory arrangements is fully disclosed in the Fund's registration statement. Accordingly, a prospective shareholder will have the opportunity to make an informed choice as to whether to invest in an entity having a Fund's investment management and investment advisory arrangements.

            Primary responsibility for management of a Fund, including the selection and supervision of Subadvisors, is vested in the Advisor, subject to the oversight of the Board. The Advisory Agreement will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirements for shareholder voting. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisors in the Advisor in light of the management structure of the Fund and shareholders' expectation that the Advisor will utilize its expertise and select the most able Subadvisors.

            Under the requested order, the selection of each Subadvisor by an Advisor will continue to be subject to the scrutiny of the Board. The Board, including the Independent Trustees, will consider and vote on each proposed Subadvisory Agreement and any material amendment to an existing Subadvisory Agreement, thereby providing for independent scrutiny by persons bound by their fiduciary duty to look after the interests of a Fund's shareholders.

          In evaluating the services that a Subadvisor will provide to a Fund, an Advisor will consider certain information, including, but not limited to, the following:

               (1) the advisory services to be provided by the Subadvisor, including the Subadvisor's investment management philosophy and technique and the Subadvisor's methods, to ensure compliance with investment objectives, policies and restrictions of the Fund;

               (2) a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Subadvisor to attract and retain capable personnel;

               (3) reports setting forth the financial condition and stability of the Subadvisor; and

               (4) reports setting forth the Subadvisor's investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Subadvisor and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

            In obtaining this information, the Advisor typically will (i) review the Subadvisor's current Form ADV, (ii) conduct a due diligence review of the Subadvisor, and (iii) conduct an interview of the Subadvisor.

            In addition, the Advisor and the Board will consider the reasonableness of each Subadvisor's compensation with respect to the Fund for which the Subadvisor provides portfolio management services. The Subadvisor's fee directly bears on the amount and reasonableness of the Advisor's fee payable by a Fund. Accordingly, the Advisor and the Board will analyze the fees paid to Subadvisors in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Advisor and the Board will consider certain information, including, but not limited to, the following:

               (1) a description of the proposed method of computing the fees and possible alternative fee arrangements;

               (2) comparisons of the proposed fees to be paid by a Fund with fees charged by the Subadvisor for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

               (3) data with respect to the projected expense ratios of a Fund and comparisons with other mutual funds of comparable size.

            Prospective shareholders will be provided with adequate information about each Subadvisor. The prospectus and SAI for a Fund will disclose information concerning the identity and qualifications of the Subadvisors in full compliance with Form N-1A (except as modified to permit Aggregate Fee Disclosure for which relief is being requested in this Application). If a new Subadvisor is retained, or a Subadvisory Agreement is materially amended, a Fund's prospectus and SAI will be promptly supplemented pursuant to Rule 497 under the 1933 Act, as applicable. Furthermore, if a new Subadvisor is retained in reliance on the requested order, the affected Fund will inform shareholders of the hiring of a new Subadvisor pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Subadvisor is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice(8) or a Multi-manager Notice and Multi-manager Information Statement(9); and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice or Multi-manager Notice and Multi-manager Information Statement is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisors provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.


            The contemplated arrangements are consistent with the protection of investors because they permit a Fund to avoid the administrative burden and expense associated with a formal proxy solicitation and provide adequate disclosure to shareholders. In the absence of the exemptive relief requested in this Application, shareholders would bear the higher expenses associated with a formal proxy solicitation and would receive essentially the same information.

      The Applicants also believe that no economic incentive exists for an Advisor to select a Wholly-Owned Subadvisor to manage all or a portion of the assets of a Fund. No Fund will be responsible for compensating a Wholly-Owned Subadvisor. The Advisor will receive a management fee pursuant to the Advisory Agreement, which has been or will be approved by the Board, including a majority of the Independent Trustees, and the shareholders of the relevant Fund. The Advisor is responsible for paying the Wholly-Owned Subadvisor from the management fee it is paid by the Fund. In addition, as a condition to relying on the order, whenever a subadvisor change is proposed for a Fund with an Affiliated Subadvisor or a Wholly-Owned Subadvisor, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Fund and its shareholders.

            The standards for exemption from shareholder voting requirements pursuant to Section 6(c) of the 1940 Act are satisfied. Because of the organizational structure of the Funds, the granting of Applicants' request for relief from the costs of special shareholder meetings and proxy solicitations and the potential delays of changing Subadvisors is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.


----------
(8) A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the 1934 Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadvisor; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi- manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi- manager Information Statement may be obtained, without charge, by contacting the Fund.

(9) A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

          C. Disclosure of Subadvisor Fees

            Applicants seek an exemption to permit a Fund to only provide the Aggregate Fee Disclosure under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of
Schedule 14A under the 1934 Act; and (3) Sections 6-07(2)(a), (b) and (c) of Regulation S-X. Applicants believe that the relief should be granted because an Advisor will operate a Fund under a Manager of Managers Structure; consequently, disclosure of the individual fees paid to possibly multiple Subadvisors of the Fund would not serve any meaningful purpose.

            The advisory fee that will be paid to the Subadvisors will be negotiated by the Advisor acting as investment adviser to a Fund, with the expectation that the Advisor will seek to negotiate the lowest appropriate advisory fee with the Subadvisors. An Advisor's ability to negotiate with the various Subadvisors would be adversely affected by public disclosure of fees paid to each Subadvisor. If an Advisor is not required to disclose the Subadvisors' fees to the public, the Advisor may be able to negotiate rates that are below a Subadvisor's "posted" amounts, the benefits of which are likely to be passed onto shareholders. Moreover, if one Subadvisor is aware of the advisory fee paid to another Subadvisor, the Subadvisor is unlikely to decrease its advisory fee below that amount. The non-disclosure of Subadvisors' fees is in the best interest of a Fund and its shareholders where such disclosures would increase costs to shareholders without an offsetting benefit.

            The disclosure of fees paid to individual Subadvisors would also lessen a Fund's ability to operate in the Manager of Managers Structure. The ability to negotiate reductions from "posted" Subadvisor fees is an important element of this structure and a Fund's ability to offer investors a Manager of Managers Structure investment product at a price which is competitive with single adviser investment companies. The Manager of Managers Structure will provide an important and beneficial alternative to single adviser funds, and the investors and the public interest would not be well served if this alternative were unavailable at a competitive price.

            Disclosure of individual Subadvisor fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser. In the case of a single adviser or traditional mutual fund, disclosure is made of the compensation of the adviser, but shareholders are not told or asked to vote on the salary paid by the adviser to individual portfolio managers. Similarly, in the case of a Fund, the shareholders will have chosen to employ the Advisor and to rely upon its expertise in monitoring the Subadvisors, recommending the Subadvisors' selection and termination (if necessary), and negotiating the compensation of the Subadvisors. There are no policy reasons that require shareholders of such funds to be told an individual subadviser's fees any more than shareholders of a traditional single adviser investment company would be told of the adviser's portfolio managers' salaries.(10)

          Where an Advisor is responsible for paying subadvisory fees to the Subadvisors out of the fee paid to the Advisor under the Advisory Agreement (or out of the Advisor's other assets), a Fund's prospectus will disclose the advisory fee paid to the Advisor. In the alternative, to the extent a Fund is responsible for paying subadvisory fees directly to Subadvisors from its assets, a Fund's prospectus will disclose the current total management and advisory fees paid by the Fund. The SAI will provide the Aggregate Fee Disclosure. Thus, shareholders will know what the Fund's fees and expenses are and will be able to compare the advisory fees a Fund is charged to those of other investment companies.


----------
(10) Under the Commission's disclosure requirements applicable to fund portfolio managers (see Investment Company Act Release No. 26533 (Aug. 23,
     2004)) a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its "portfolio managers." Applicants state that each Fund's SAI will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Subadvisor. In addition to this disclosure with respect to portfolio managers, Applicants state that the SAI will describe the structure of, and method used to determine, the compensation received by a Subadvisor.

            The standards for an exemption to permit Aggregate Fee Disclosure pursuant to Section 6(c) of the 1940 Act are satisfied. For the reasons stated above, the granting of Applicants' request for relief from the potential higher Subadvisory fees that would result from the public disclosure of each Subadvisor's fee rate is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

          D. Precedents for Relief

          Applicants note that the Commission has granted substantially the same relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to several other fund complexes based on conditions substantially identical to those proposed herein. SEE, E.G., GROSVENOR ALTERNATIVE FUNDS MASTER TRUST, ET AL., Investment Company Act Release Nos. 30648 (August 12, 2013) (order) and 30599 (July 15, 2013) (notice) ("GROSVENOR"); FIRST TRUST EXCHANGE-TRADED FUND, ET AL., Investment Company Act Release Nos. 30587 (July 1, 2013) (order) and 30546 (June 3, 2013) (notice) ("FIRST TRUST"); BLACKSTONE ALTERNATIVE INVESTMENT FUNDS, ET AL., Investment Company Act Release Nos. 30444 (April 2,
2013) (order) and 30416 (March 7, 2013) (notice) ("BLACKSTONE"); COHEN & STEERS REAL ASSETS FUND, INC., ET AL., Investment Company Act Release Nos. 30442 (March 29, 2013) (order) and 30413 (March 4, 2013) (notice) ("COHEN & STEERS"); MUNDER SERIES TRUST, ET AL., Investment Company Act Release Nos. 30493 (April 24, 2013) (order) and 30441 (March 29, 2013) (notice) ("MUNDER"); ARDEN
INVESTMENT SERIES TRUST AND ARDEN ASSET MANAGEMENT LLC., Investment Company Act Release Nos. 30283 (November 28, 2012) (order) and 30255 (November 2, 2012) (notice) ("ARDEN"); TRUST FOR PROFESSIONAL MANAGERS AND COLLINS CAPITAL INVESTMENTS, LLC, Investment Company Act Release Nos. 30263 (November 14, 2012) (order) and 30235 (notice) ("COLLINS CAPITAL"); STERLING CAPITAL FUNDS AND STERLING CAPITAL MANAGEMENT, LLC, Investment Company Act Release Nos. 29738 (July 26, 2011) (order) and 29713 (July 1, 2011) (notice) ("STERLING"); SIMPLE ALTERNATIVES, LLC AND THE RBB FUND, INC ("SIMPLE ALTERNATIVES"), Investment Company Act Release Nos. 29629 (April 19, 2011) (order) and 29616 (March 24,
2011) (notice); HIGHLAND CAPITAL MANAGEMENT, L.P. AND HIGHLAND FUNDS I, Investment Company Act Release Nos. 29488 (October 26, 2010) (order) and 29445 (September 27, 2010) (notice) ("HIGHLAND"); and AMERICAN FIDELITY DUAL STRATEGY FUND, INC. AND AMERICAN FIDELITY ASSURANCE COMPANY, Investment Company Act Release Nos. 29483 (October 25, 2010) (order) and 29444 (September 27, 2010) (notice) ("AMERICAN FIDELITY").

            Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in GROSVENOR, FIRST TRUST, BLACKSTONE, COHEN & STEERS, MUNDER, ARDEN, COLLINS CAPITAL, STERLING, SIMPLE ALTERNATIVES, HIGHLAND, AND AMERICAN FIDELITY.

            Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Subadvisors and Wholly-Owned Subadvisors have been granted previously by the Commission. SEE, E.G., BLACKSTONE; MUNDER; and CASH ACCOUNT TRUST, ET AL., Investment Company Release Nos. 30151 (July 25, 2012) (notice) and 30172 (August 20, 2012) (order) ("CASH ACCOUNT TRUST").

            Applicants note that the relief sought herein with respect to subadvisors that are wholly-owned by the investment advisor is similar to relief that was previously granted by the Commission. SEE, E.G., BLACKSTONE; MUNDER; PIMCO FUNDS: MULTI-MANAGER SERIES, ET AL., Investment Company Act Release Nos. 24558 (July 17, 2000) (Notice) and 24597 (August 14, 2000)
(Order), which was expanded by the relief granted in PIMCO FUNDS: MULTI-MANAGER SERIES (SEC No-Action Letter, Ref. No. 02-3-ICR) (publicly available on August 6, 2002) ("PIMCO FUNDS"); and CAPITAL RESEARCH AND MANAGEMENT COMPANY, ET AL., Investment Company Release Nos. 30150 (July 25, 2012) (notice) and 30173 (August 20, 2012) (order) ("CAPITAL RESEARCH").

            Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein with respect to fees paid to non-affiliated subadvisors and wholly-owned subadvisors to the applicants in BLACKSTONE, MUNDER; CASH ACCOUNT TRUST; CAPITAL RESEARCH and PIMCO FUNDS.

V.          CONDITIONS FOR RELIEF

            Applicants agree that any order granting the requested relief will be subject to the following conditions:

                        1. Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the Application, including the hiring of Wholly-Owned Subadvisors, will be approved by a majority of the Fund's outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering that Fund's shares to the public.

                        2. Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application. Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Advisor has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisors and recommend their hiring, termination, and replacement.

                        3. A Fund will inform shareholders of the hiring of a new Subadvisor within 90 days after the hiring of the new Subadvisor pursuant to the Modified Notice and Access Procedures.

                        4. A Fund will not make any Ineligible Subadvisor Changes without the approval of the shareholders of the applicable Fund.

                        5. At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

                        6. Whenever a subadvisor change is proposed for a Fund with an Affiliated Subadvisor or a Wholly-Owned Subadvisor, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Advisor or the Affiliated Subadvisor or Wholly-Owned Subadvisor derives an inappropriate advantage.

                        7. Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

                        8. An Advisor will provide general management services to a Fund, including overall supervisory responsibility for the general management and investment of the Fund's assets, and, subject to review and approval of the Board, will: (a) set a Fund's overall investment strategies;
(b) evaluate, select and recommend Subadvisors to manage all or a part of a Fund's assets; (c) allocate and, when appropriate, reallocate a Fund's assets among one or more Subadvisors; (d) monitor and evaluate the performance of Subadvisors; and (e) implement procedures reasonably designed to ensure that the Subadvisors comply with a Fund's investment objective, policies and restrictions.

                        9. No trustee or officer of a Trust or of a Fund, or director, manager or officer of an Advisor, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a subadvisor to a Fund, except for (a) ownership of interests in such Advisor or any entity that controls, is controlled by, or is under common control with such Advisor, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadvisor or an entity that controls, is controlled by or is under common control with a Subadvisor.

                        10. Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

                        11. In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

                        12. For a Fund that pays subadvisory fees directly from its assets, any changes to a Subadvisory Agreement that would result in an increase in the total management and advisory fees payable by the Fund will be required to be approved by the shareholders of that Fund.

                        13. Whenever a subadvisor is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

                        14. An Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per Fund basis. The information will reflect the impact on profitability of the hiring or termination of any subadvisor during the applicable quarter.

VI.      CONCLUSION

         For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VII.     PROCEDURAL MATTERS

         Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

The KP Funds
One Freedom Valley Drive
Oaks, PA 19456

Callan Associates Inc.
101 California Street, Suite 3500
San Francisco CA, 94111

          Applicants further state that all communications or questions should be directed to the individuals and addresses indicated on the first page of this Application.

            Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so, that under the provisions of the Trust's organizational documents, responsibility for the management of the affairs and business of the Trust is currently vested in its Board, that by resolution duly adopted and attached to this Application as Exhibit A-1, the initial Trustee of the Trust has authorized any officer of the Trust to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officer of Callan is fully authorized under Callan's organizational documents to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto. Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application. Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

            Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

                            [Signature Page Follows]

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth below:


                              THE KP FUNDS

                              By: /s/ Dianne M. Descoteaux

                              Name: Dianne M. Descoteaux

                              Title: Vice President

                              Date: August 21, 2013



                              CALLAN ASSOCIATES INC.

                              By: /s/ Gregory C. Allen

                              Name: Gregory C. Allen

                              Title: President and Director of Research

                              Date: August 21, 2013

                                 EXHIBIT INDEX


                                                                     PAGE NUMBER

A-1 Authorizing Resolutions of The KP Funds ...........................  A-1
B-1 Verification of The KP Funds Pursuant to Rule 0-2(d) ..............  B-1
B-2 Verification of Callan Associates Inc. Pursuant to Rule 0-2(d) ....  B-2
C-1 Series of The KP Funds ............................................  C-1
D-1 Funds and Approved Subadvisors ....................................  D-1

                                                                     EXHIBIT A-1

                                  THE KP FUNDS
                           RESOLUTIONS ADOPTED BY ITS
                       INITIAL TRUSTEE ON MARCH 25, 2013

The undersigned hereby certifies that she is the duly elected Secretary of THE KP FUNDS (the "Trust"); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the "Application"), all actions necessary to authorize the execution and filing of the Application under the governing documents and By-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the initial Trustee of the Trust adopted the following resolutions by unanimous written consent on March 25, 2013:

               VOTED, that the officers of the Trust be, and they hereby are, authorized to prepare and execute on behalf of the Trust and to file with the Securities and Exchange Commission, pursuant to Section 6(c) of the 1940 Act, an application, and any amendments thereto, for exemptive relief from certain provisions of and regulations under the 1940 Act to the extent necessary to, subject to the Board's approval and without obtaining shareholder approval: (i) permit Callan Associates Inc. ("Callan") to select one or more unaffiliated investment sub-advisers to manage, pursuant to an investment sub-advisory agreement, all or a portion of the assets of any series of the Trust managed by Callan (a "Callan Fund"); (ii) materially amend such sub-advisory agreements with the sub-advisers; and (iii) omit from public documents, including but not limited to a Callan Fund's prospectus, the individual fees paid by Callan to the sub-advisers.

               VOTED, that the officers of the Trust be, and each of them hereby is, authorized and directed, for and on behalf of the Trust and its Funds, to take all action and execute all documents that they may deem to be necessary or appropriate, the necessity of propriety thereof being conclusively proven by the action taken by such officer, to effectuate each of the foregoing resolutions and to carry out the purpose thereof.

IN WITNESS WHEREOF, I have hereunto set my name on the 21st day of August
2013.

                                   By: /s/ Dianne M. Descoteaux

                                   Name: Dianne M. Descoteaux

                                   Title: Vice President

                                                                     EXHIBIT B-1

                                  THE KP FUNDS

                      VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that she has duly executed the attached Application dated August 21, 2013 for and on behalf of The KP Funds; that she is Vice President of such trust; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

                                   By: /s/ Dianne M. Descoteaux

                                   Name: Dianne M. Descoteaux

                                   Title: Vice President

                                                                     EXHIBIT B-2

                             CALLAN ASSOCIATES INC.

                      VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated August 21, 2013 for and on behalf of Callan Associates Inc.; that he is the President and Director of Research of such company; and that all action by officers, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                   By: /s/ Gregory C. Allen

                                   Name: Gregory C. Allen

                                   Title: President and Director of Research

                                                                     EXHIBIT C-1

                             SERIES OF THE KP FUNDS

KP Large Cap Equity Fund
KP Small Cap Equity Fund
KP International Equity Fund
KP Fixed Income Fund
KP Retirement Path 2015 Fund
KP Retirement Path 2040 Fund
KP Retirement Path 2020 Fund
KP Retirement Path 2045 Fund
KP Retirement Path 2025 Fund
KP Retirement Path 2050 Fund
KP Retirement Path 2030 Fund
KP Retirement Path 2055 Fund
KP Retirement Path 2035 Fund
KP Retirement Path 2060 Fund

                                      C-1

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                                                                     EXHIBIT D-1


                         FUNDS AND APPROVED SUBADVISORS



FUNDS                                            SUBADVISORS
KP Large Cap Equity Fund                         MFS Investment Management
                                                 SSgA Funds Management, Inc.
                                                 T. Rowe Price Associates, Inc.

KP Small Cap Equity Fund                         Castleark Management, LLC
                                                 Columbus Circle Investors
                                                 Deprince Race & Zollo, Inc.
                                                 SSgA Funds Management, Inc.
                                                 Walthausen & Co., LLC

KP International Equity Fund                     Acadian Asset Management LLC
                                                 Marathon Asset Management LLP
                                                 MFS Investment Management
                                                 SSgA Funds Management, Inc.

KP Fixed Income Fund                             Eaton Vance Management
                                                 Loomis, Sayles & Company, L.P.
                                                 Payden & Rygel
                                                 SSgA Funds Management, Inc.






                                      D-1